SECOND AMENDMENT TO CONSULTING AGREEMENT

THIS SECOND AMENDMENT TO CONSULTING AGREEMENT (this “Amendment”) effective as of June 17, 2020 (the “Effective Date”), is entered into between American Battery Metals Corp., a Nevada corporation, (the “Company”) and Douglas MacLellan, an individual (“Board Member”). The Company and Board Member are sometimes referred to in this Amendment individually as a “Party” and collectively as the “Parties.”

RECITALS

A.The Parties have previously entered into that certain Consulting Agreement dated December 29, 2017 (the “Consulting Agreement”) whereby Board Member agreed to provide services to the Company in exchange for certain remuneration to Board Member by the Company.

B.The Consulting Agreement was previously amended on January 11, 2019 (the “First Amendment”) to extend the term of the Consulting Agreement for an additional two (2) years.

C.The Parties would like to further amend the Consulting Agreement to extend the Term of the Consulting Agreement, to increase the compensation for Board Member, and to provide milestones for bonus compensation.

D.All capitalized words not otherwise defined herein shall have the meaning set forth in the Consulting Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.Term. The Consulting Agreement is hereby amended to extend the Term to expire on December 31, 2024. All references in the Consulting Agreement referring to a three- year period shall be amended to refer to the period ending on December 31, 2024.

2.Compensation.

a.Monthly Salary. Effective June 1, 2020, the Cash Compensation for Board Member shall be increased to $7,500.00 per month.

b.Bonus Compensation. During the Term, Board Member shall be entitled to receive cash bonuses equal to certain percentages of Board Member’s annual Cash Compensation upon each achievement of specific milestones as set forth on Exhibit A attached hereto.

c.Stock Compensation.

i.In additional to the monthly Cash Compensation, Board Member shall be entitled to receive $2,500 in common stock per month.

ii.Board Member shall be entitled to receive grants of one million of the Company’s common shares on each October 1st during the Term provided that Board Member is providing the Services on such respective dates.

3.No Other Changes. Other than as specified above, all other terms of the Consulting Agreement remain unchanged and the Parties agree that the Consulting Agreement, as amended by this Amendment continues in full force and effect and all of the Parties’ obligations thereunder are in all respects ratified and confirmed hereby.

4.Severability. If any provision of this Amendment as applied to any Party or to any circumstance shall be found by a court of competent jurisdiction to be void, invalid or unenforceable, the same shall in no way affect any other provision hereof, the application of any such provision in any other circumstance, or the validity or enforceability of this Amendment, and any provision that is found to be void, invalid or unenforceable shall be curtailed and limited only to the extent necessary to bring such provision within the requirements of the law.

5.Counterparts. This Amendment may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Amendment by facsimile or electronic mail shall be effective as delivery of a manually executed counterpart to this Amendment.

(Signature page immediately follows)

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date first set forth above.

"COMPANY":		"BOARD MEMBER":
American Battery Metals Corporation, a Nevada corporation		Douglas MacLellan, an individual

By:	/s/ Douglas Cole	By:	/s/ Douglas MacLellan
Name:	Douglas Cole
Title:	CEO

Exhibit A

Milestones

Milestone	Bonus Percentage
1. Operations have begun on a functioning battery recycling plant.	12.5%

2. The battery recycling plant has achieved $1,000,000 in revenue.	12.5%

3. The Company’s common stock is listed on NYSE or Nasdaq stock exchange (or other similar national exchange).	12.5%

4. Entering into a binding strategic partnership which is reasonably likely to achieve $5 million in revenue to the Company within twenty-four (24) months	12.5%

5. The Company has no convertible debt (or similar variable securities) outstanding for a period of one hundred twenty (120) consecutive days.	25.0%

6. All SEC periodic reports are filed on-time by the Company for the entire calendar year.	12.5%